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March 5, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ILG, Inc. (the “Company” or “ILG”)

Soliciting Materials filed pursuant to Rule 14a-12 by FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Opportunity Fund Ltd., FrontFour Capital Corp., Stephen E. Loukas, David A. Lorber, Zachary R. George, Michelle Felman, James E. Hyman, Emanuel R. Pearlman and Simon M. Turner (the “Soliciting Material”)

Filed on February 21, 2018

File No. 001-34062

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 23, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, FrontFour Capital Group LLC and the other participants in its solicitation (collectively, “FrontFour”), and provide the following responses on FrontFour’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that “certain social and governance factors are limiting the Board’s ability to objectively evaluate such a transaction and represent stockholders’ best interests.”

FrontFour acknowledges the Staff’s comment and believes that the statement has been properly couched as a belief of FrontFour and believes that a reasonable factual basis exists for such belief. On a supplemental basis, FrontFour offers the Staff the following explanation for its belief that “certain social and governance factors are limiting the Board’s ability to objectively evaluate such a transaction and represent stockholders’ best interests.”

March 5, 2018

ILG’s Board currently consists of 13 members, which FrontFour believes is unusually large for a company of ILG’s size (current market cap of just over $4 billion is an all-time high). Moreover, seven of such directors have been on the Board for over 9.5 years (keeping in mind the Company was formed not even 10 years ago in May 2008 as part of a spin-off). Furthermore, nearly half of the director seats (six in total) are tied to contractual obligations regarding the composition of the Board. Liberty Interactive Corporation, the Company’s largest stockholder with beneficial ownership of approximately 13%, maintains the rights to two seats on the Board despite its ownership dropping from approximately 35% as a result of the dilution following the Company’s acquisition of Vistana Signature Experiences, Inc. from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) in May 2016. In connection with such transaction, Starwood received the right to designate four directors to the Board at the next two annual meetings. FrontFour believes these directors’ long tenures and contractual rights to Board seats may limit their ability to objectively evaluate a transaction involving a sale of the Company. Moreover, according to the Company’s proxy statement for the 2017 annual meeting of stockholders, each of the currently serving non-executive directors received on average nearly $203,000 in director compensation for fiscal 2016. FrontFour believes this compensation structure incentivizes the incumbent directors to maintain their positions, which FrontFour believes could interfere with their ability to objectively evaluate all strategic options available.

In addition, based on their respective positions, FrontFour believes that Craig M. Nash, as Chairman, CEO and President, and Avy H. Stein, as Lead Director, are the two most influential directors in the Company’s boardroom. Mr. Nash has been CEO and President since the Company’s spin-off in May 2008 and also held executive roles with the Company/its predecessor entity dating all the way back to 1982. FrontFour believes Mr. Nash has a desire to maintain his long-standing employment with the Company, which could limit his willingness to objectively evaluate a transaction that may be in the best interests of stockholders. Mr. Stein has been a director since August 2008 and Lead Director since December 2008 despite his private equity firm, Willis Stein & Partners, selling out of its investment in the Company/its predecessor entity in 2002. Accordingly, FrontFour is concerned that Mr. Stein does not have the same vested interest in a value-maximizing transaction as other stockholders that FrontFour believes he otherwise would have if his firm maintained its stake in the Company.

FrontFour believes the combination of such factors may be limiting the Board’s ability to objectively evaluate a transaction that FrontFour believes would be in the best interests of stockholders.

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

•      Your belief that “the refusal to entertain such a compelling transaction in good faith that could both unlock significant stockholder value while also mitigating risk would call into question the Board’s ability to satisfy its fiduciary duties.”

March 5, 2018

FrontFour respectfully does not believe that its stated belief that “the refusal to entertain such a compelling transaction in good faith that could both unlock significant stockholder value while also mitigating risk would call into question the Board’s ability to satisfy its fiduciary duties” impugns the character or reputation of the Board. It is well-established under Delaware law that directors of a corporation owe a duty of care and a duty of loyalty to stockholders of the corporation. FrontFour believes that if the Board was to refuse to evaluate a potential transaction that could prove to unlock significant stockholder value and also mitigate risk, the Board would not be acting in the best interests of stockholders. The refusal to even consider such a transaction, FrontFour believes, would call into question the directors’ ability to place the interests of stockholders ahead of their own.

Accordingly, FrontFour respectfully maintains its belief that if the Board was to refuse to consider in good faith a transaction that could unlock significant stockholder value while also mitigating risk, it would call into question the Board’s ability to properly act as fiduciaries.

•      Your belief that “that management and certain members of the Board are entrenched.”

FrontFour acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that management and certain members of the Board are entrenched. Notably, the Board adopted its stockholder rights agreement, or poison pill, in June 2009 and never sought stockholder approval or ratification of the poison pill. ILG’s poison pill, which was not terminated until December 2017, effectively prevented stockholders from acquiring 15% or more of the Company’s outstanding shares of common stock. FrontFour believes the practical effect and intent of the poison pill was to insulate the Board from the input of its stockholders. Furthermore, up until March 24, 2017, FrontFour notes that ILG’s employment agreements with executive officers/key personnel included “single triggers” for vesting of equity awards in the event of a change of control, meaning the executive would receive a windfall even without being terminated. Although these agreements and the poison pill are no longer in effect, FrontFour believes they had an impact of entrenching the current leadership team, which FrontFour believes is supported by the long tenure of ILG’s management and over half of the Board.

In addition, stockholders are prohibited from taking action by written consent and are barred from calling special meetings. FrontFour believes it is contrary to good corporate governance practices for the Board to utilize the Company’s corporate machinery to insulate itself from the Company’s stockholders, which FrontFour considers a form of entrenchment.

FrontFour also refers the Staff to its response to Comment #1 above.

•     Your belief that the company’s board and its members have “biased views and weak governance.”

March 5, 2018

FrontFour acknowledges the Staff’s comment, but respectfully does not believe that it affirmatively stated a belief that the Board has biased views and weak governance. Notwithstanding the foregoing, FrontFour offers the Staff the following on a supplemental basis in support of the notion that the Board has expressed biased views with respect to a potential transaction with Marriott Vacations Worldwide Corporation (“Marriott Vacations”). During FrontFour’s private conversations with Mr. Stein, Mr. Stein indicated that ILG was of the view that Marriott Vacations’ stock was overvalued and that it was growth challenged as compared to the Company. From FrontFour’s discussions with other investors, it understands that these viewpoints were similarly conveyed to other ILG stockholders; however, based on FrontFour’s analysis, ILG’s views appear to be incorrect. FrontFour’s analysis indicates that Marriott Vacations’ growth rates are in-line or better than those of ILG and that, when adjusting its overcapitalized balance sheet for its significant cash balance, Marriott Vacations trades at an approximately 20% discount to its peer group (which includes ILG). Please see Exhibit A for additional details.

Furthermore, on multiple occasions, Mr. Nash has privately indicated that if there was ever to be a transaction between ILG and Marriott Vacations, ILG should be the acquiring party rather than the other way around. As explained in the response to Comment #1 above, FrontFour believes that Mr. Nash is predisposed with a desire to maintain his long-standing employment with the Company, and accordingly, believes that he could be biased against a transaction that contemplates the acquisition of the Company.

FrontFour respectfully refers the Staff to its responses to the other comments above regarding its concerns with the Company’s corporate governance practices.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David Lorber, FrontFour Capital Group LLC Stephen Loukas, FrontFour Capital Group LLC Steve Wolosky, Olshan Frome Wolosky LLP

EXHIBIT A

Marriott Vacations Worldwide Corporation (“VAC”)

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